UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

 Month of February 2021

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 7, 360 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXHIBIT 99

1.Stock Exchange announcement dated 1 February 2021 entitled ‘Total voting rights and issued capital’
2.Media release dated 5 February 2021 entitled ‘Joint statement from PKKP and Rio Tinto’
3.Media release dated 15 February 2021 entitled ‘Power agreement delivers improved competitiveness for ISAL smelter’
4.Media release dated 16 February 2021 entitled ‘Rio Tinto and Hydro announce intention to close Aluchemie anode plant’
5.Media release dated 16 February 2021 entitled ‘Rio Tinto teams up with Paul Wurth and SHS-Stal Holding-Saar on low-carbon iron in Canada’
6.Stock Exchange announcement dated 17 February 2021 entitled ‘Changes to Rio Tinto Aluminium Pacific Operations Ore Reserve and Mineral Resource Estimates’
7.Stock Exchange announcement dated 17 February 2021 entitled ‘Our approach to climate change 2020’
8.Stock Exchange announcement dated 17 February 2021 entitled ‘Notification of dividend / distribution’
9.Stock Exchange announcement dated 17 February 2021 entitled ‘Changes to Iron Ore Mineral Resources and Ore Reserves’
10.Stock Exchange announcement dated 17 February 2021 entitled ‘Increase in Mineral Resource at Kennecott Copper operation following mine life extension studies’
11.Stock Exchange announcement dated 22 February 2021 entitled ‘Appendix 4G – Key to Disclosures – Corporate Governance Council Principles and Recommendations’
12.Stock Exchange announcement dated 22 February 2021 entitled ‘Shareholdings of directors and persons discharging managerial responsibility (PDMR) / Key Management Personnel (KPM)’

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Steve Allen	By	/s/ Steve Allen
Name	Steve Allen	Name	Steve Allen
Title	Company Secretary	Title	Joint Company Secretary

Date	1 March 2021	Date	1 March 2021